EMAIL: SFELDMAN@OLSHANLAW.COM

DIRECT DIAL: 212.451.2234

August 12, 2016

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Stickel, Esq.

Re:	FOTV Media Networks Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 12, 2016 (No. 333-212396)

Ladies and Gentlemen:

On behalf of FOTV Media Networks Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing through EDGAR with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of the captioned Amendment No. 2 (the “Amendment”) of the Registration Statement on Form S-1 (the “Registration Statement”), for the registration of up to 3,750,000 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

This Amendment includes changes responsive to the comments received from the staff of the Commission by telephone from Anne Nguyen Parker on August 9 and 11, 2016 with respect to the captioned Registration Statement and certain other updating changes.

Courtesy copies of this letter and the Amendment, together with all exhibits, are being provided directly to the staff for its convenience (attention: John Stickel, Esq., Staff Attorney) in the review of the foregoing documents.

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Pursuant to Rule 461 of Regulation C of the Securities Act, both FOTV Media Networks Inc. and Monarch Bay Securities, LLC have filed requests with the staff of the Commission for acceleration of effectiveness of the Registration Statement to 3:00 p.m., Eastern time, on Friday, August 12, 2016, or as soon thereafter as is practicable. We also expect that you will receive today a letter from FINRA approving the underwriting compensation arrangements of the offering.

Kindly address any comments or questions that you may have concerning this letter to me (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:	Mr. Peter van Pruissen

Richard I. Anslow, Esq.